19005778



# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-44285 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2018__ AND ENDING __December 31, 2018__

MM/DD/YY   MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **N.B. Zoullas Securities, Inc.**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**One Penn Plaza; Suite 2005**

(No. and Street)

| **New York** | **New York** | **10119** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Fernandez      (212) 350-5319

(Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Crowe LLP**

(Name – *if individual, state last, first, middle name*)

| **488 Madison Avenue - Floor 3 New York** | **New York** | **10022** |
| --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Diane Fernandez _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.B. Zoullas Securities, Inc. _____ , as of December 31, _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

LESLIE SEINFELD
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SE5050426
Qualified in Nassau County
My Commission Expires 11 20 21

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors of N.B. Zoullas Securities, Inc.
New York, New York

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of N.B. Zoullas Securities, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Crowe LLP*

Crowe LLP

We have served as the Company's auditor since 2014.

New York, New York
February 21, 2019

1.

# N.B. Zoullas Securities, Inc.
## Statement of Financial Condition
### December 31, 2018

Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,149,078 |
| Restricted cash | | 60,800 |
| Deposit with clearing broker | | 400,000 |
| Receivables from clearing broker | | 1,275,009 |
| Securities owned, at fair value | | 4,178,313 |
| Property and equipment, at cost less accumulated depreciation of $24,834 | | 25,216 |
| Other | | 8,957 |
| Total assets | $ | 7,097,373 |

Liabilities and Stockholders' Equity

Liabilities

| | | |
|---|---|---:|
| Accrued expenses | $ | 71,957 |
| Deferred rent payable | | 58,043 |
| Income taxes payable | | 23,209 |
| Total liabilities | | 153,209 |

Stockholders' equity

| | | |
|---|---|---:|
| Common stock, $1 par value; 200 shares authorized, 100 shares issued and outstanding | | 100 |
| Additional paid-in capital | | 169,900 |
| Retained earnings | | 6,774,164 |
| Total stockholders' equity | | 6,944,164 |
| Total liabilities and stockholders' equity | $ | 7,097,373 |

The accompanying notes are an integral part of this financial statement.

1. **Organization**

   N.B. Zoullas Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an introducing broker under a clearance agreement with another broker-dealer (clearing broker), which carries and maintains the accounts of the Company's customers. The Company transacts its business with customers located worldwide.

2. **Summary of Significant Accounting Policies**

   **Estimates**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   **Securities Owned**

   Securities owned consists of securities held as an investment in the proprietary accounts of the Company and recorded on the trade date, as if they have settled. Securities positions are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") ASC 820, Fair Value Measurement.

   **Property and Equipment**

   Property and equipment is stated at cost less accumulated depreciation.

   **Income Taxes**

   The Company has elected to be treated as an S Corporation under the appropriate provisions of the Internal Revenue Code. Accordingly, the Company is not subject to Federal income tax. The stockholders are required to report separately their distributive share of the Company's income or loss to Federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporate tax rates.

   The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2018, the Company determined that it had no uncertain tax positions which affected its financial position and will continue to evaluate for uncertain tax positions in the future.

   The Company is no longer subject to Federal, state, and local income tax examinations by tax authorities for years before December 31, 2015.

### Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents ("Cash") consist of deposits with banks and all highly liquid investments, with original maturities of three months or less, that are not segregated and/or deposited for regulatory purposes. Restricted cash consist of cash restricted to satisfy certain collateral requirements under the Company's lease commitments with its landlord

### Receivables from Broker

Receivables from broker consist of commission and trading income receivables due from the Company's clearing broker. Management has determined that the receivables are fully collectible as of December 31, 2018.

### Recently Adopted Accounting Standards

*ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)"*, supersedes revenue recognition requirements in FASB ASC 605, Revenue Recognition, and most industry-specific revenue recognition guidance throughout the Industry Topics of the FASB. This ASU provides a five-step revenue recognition model for revenue arising from contracts with customers and effects all entities that enter into contracts to provide goods or services to their customers, unless the contracts are in the scope of other standards. The Company adopted the guidance under Topic 606 on January 1, 2018 on a modified retrospective basis. The adoption of Topic 606 did not have an impact on the Company's financial statement, as the adoption had no change in the pattern of recognition.

### Recently Issued Not Yet Effective Accounting Standard

*ASU 2016-02, "Leases (Topic 842),"* amends the accounting for leases by lessees and lessors. The primary change from the new guidance is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases. Additional changes include accounting for lease origination and executory costs, required lessee reassessments during the lease term due to changes in circumstances, and expanded lease disclosures. ASU 2016-02 will become effective on January 1, 2019, and requires the Company to apply the new guidance using a modified retrospective transition. The adoption of ASU 2016-02 will result in the Company recognizing a right-of-use asset and lease liability on the Statement of Financial Condition based on the present value of remaining lease payments (see Note 7 for the undiscounted future annual minimum rental commitments for operating leases). The Company expects this guidance to have a material impact on its financial position, but not on its regulatory capital (see Note 7 for the expected recognition of the right-to-use asset and lease liability to be recorded 2019).

## 3. Restricted Cash

The restricted cash in the amount of $60,800 consists of a certificate of deposit that secures a letter of credit issued in favor of the landlord in connection with the lease commitment to the landlord for office space. Such restriction shall lapse once the company has fulfilled all its obligations under the lease agreement with its landlord.

## 4. Fair Value

### Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted process included within Level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

### Valuation Techniques and Inputs

When determining fair value, the Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The valuation technique used by the Company to determine fair value of its securities owned is a market approach.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

*U.S. Government Securities.* U.S. government securities are valued at quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are categorized in Level 1 of the fair value hierarchy.

*Exchange-Traded Equity Securities.* Exchange-traded equity securities are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied. Accordingly, the equity security owned is categorized in Level 1 of the fair value hierarchy.

The Company did not hold any securities categorized in Level 2 or Level 3 of the fair value hierarchy at any time during 2018.

The following table presents information about the Company's securities owned measured at fair value as of December 31, 2018:

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| *U.S. Government Securities* | $4,153,842 | $ -0- | $ -0- | $4,153,842 |
| *Equity – Common Stock* | 24,471 | -0- | -0- | 24,471 |
| Total | $4,178,313 | $ -0- | $ -0- | $4,178,313 |

## 5. Deposit with Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The Company's clearing agreement with its clearing broker requires that a minimum balance of $400,000 be maintained on deposit with the clearing broker. The deposits at the clearing broker consist of cash.

## 6. Receivables from Clearing Broker

Amounts receivable from the Company's clearing broker at December 31, 2018, consist of the following:

| | |
|---|---|
| Commissions due from clearing broker (*) | $ 930,998 |
| Cash held in proprietary accounts at the clearing broker | 344,011 |
| Total | $1,275,009 |

(*) Commissions due from clearing broker at December 31, 2017, equaled $537,872.

## 7. Commitments

On January 30, 2018, the Company signed a new non-cancelable operating lease for new office premises, commencing on May 31, 2018 (the "Commencement Date"). Prior to the Commencement Date, the Company had a month-to-month agreement for its prior office premises with its prior landlord. The new lease will expire seven years from the rent commencement date, which was the 120th day after the Commencement Date. Under this lease agreement, the Company is subject to annual escalation charges for real estate taxes and operating costs. The lease is collateralized by a $60,800 letter of credit in favor of the new landlord.

Deferred rent payable represents the cumulative rent expense charged to operations from the Commencement Date of the current lease in excess of the required lease payments.

Future minimum annual rental payments under the lease are approximately as follows:

| Year ending December 31, | |
| --- | --- |
| 2019 | $ 182,000 |
| 2020 | 182,000 |
| 2021 | 182,000 |
| 2022 | 182,000 |
| 2023 | 185,500 |
| Thereafter | 342,700 |
| Total | $ 1,256,200 |

In adopting ASU 2016-02, "Leases (Topic 842)" on January 1, 2019, the Company will recognize a right-of-use asset and corresponding lease liability of approximately $970,000.

## 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of either $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2018, the Company had net capital, as defined, of $6,824,751, which exceeded the required minimum net capital of $10,214 by $6,814,537. Aggregate indebtedness at December 31, 2018, totaled $153,209. The ratio of aggregate indebtedness to net capital was 0.0224 to 1.

## 9. 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers all employees who have attained age 21 and provides for participants to

defer salary amounts up to statutory limits. The Company makes a discretionary matching contribution based on the salary deferrals contributed by each participant. .

The Company also sponsors a defined contribution profit sharing plan covering all the Company's employees who have attained age 21. The contribution, which is at management's discretion, is determined annually. The Company did not make a profit sharing contribution for the year ended December 31, 2018.

## 10. Off-Balance Sheet Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and securities on deposit at its bank and clearing broker. The accounts at its bank and clearing broker contain cash and cash equivalents. The Company maintains cash at a bank in excess of Federal Deposit Insurance Corporation ("FDIC") insured limits and is exposed to the credit risk resulting from this concentration. Balances at its bank are generally insured by the FDIC up to $250,000. At December 31, 2018, the exceeded balance not insured by the FDIC is approximately $901,000.

Balances at its clearing broker are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC") or FDIC. Net equity positions at the clearing broker in excess of SIPC limits are protected by additional coverage maintained by the clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company, as introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all the accounts of such customers. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

## 11. Concentration

The Company's commission revenue is derived primarily from brokerage activity with a limited number of customers, many of whom are affiliated with one another.

## 12. Subsequent Events

In January 2019, the Company declared and paid a dividend to its shareholders in the amount of $500,000.